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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

PanAmSat Corporation
(Name of Subject Company (issuer))

PanAmSat Corporation
The DIRECTV Group, Inc.
PAS Merger Sub, Inc.
Hughes Communications Galaxy, Inc.
Hughes Communications Satellite Services, Inc.
Hughes Communications, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share
(including associated rights)
(Title of Class of Securities)

697933-10-9
(CUSIP Number of Class of Securities)

James W. Cuminale, Esq. Executive Vice President, Corporate Development, General Counsel and Secretary PanAmSat Corporation 20 Westport Road Wilton, Connecticut 06897 (203) 210-8000	Larry D. Hunter, Esq. Executive Vice President, General Counsel and Secretary The DIRECTV Group, Inc. 2250 East Imperial Highway El Segundo, California 90245 (310) 964-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
David M. Wilf, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000	Michael E. Lubowitz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

This statement is filed in connection with (check the appropriate box):

  a.
  ☒   The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934, as amended (the "Act").

  b.
  ☐   The filing of a registration statement under the Securities Act of 1933.

  c.
  ☐   A tender offer.

  d.
  ☐   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF REGISTRATION FEE CHART

Transaction Valuation	Amount of Filing Fee

$3,545,046,020	$449,157.33

☒
Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$449,157.33	Filing Party:	PanAmSat Corporation
Form or Registration No.:	Schedule 14A	Date Filed:	May 24, 2004

INTRODUCTION

        This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") by PanAmSat Corporation, a Delaware corporation ("PanAmSat" or the "Company"), the issuer of the common stock, par value $0.01 per share (the "Common Stock"), which is subject to a Rule 13e-3 transaction, The DIRECTV Group, Inc., a Delaware corporation ("The DIRECTV Group"), PAS Merger Sub, Inc., a Delaware corporation ("PAS Merger Sub"), Hughes Communications Galaxy, Inc., a California corporation ("HCG"), Hughes Communications Satellite Services, Inc., a California corporation ("HCSS"), and Hughes Communications, Inc., a California corporation ("HCI" and, together with PanAmSat, The DIRECTV Group, PAS Merger Sub, HCG and HCSS, the "Filing Persons"). Pursuant to the Transaction Agreement, dated as of April 20, 2004, by and among Constellation, LLC, PanAmSat, The DIRECTV Group and PAS Merger Sub (the "Transaction Agreement"), and subject to stockholder approval, PAS Merger Sub will merge with and into PanAmSat (the "Merger"), with PanAmSat continuing as the surviving corporation.

        Concurrently with the filing of this Schedule 13E-3, PanAmSat is filing with the SEC a definitive proxy statement (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the annual meeting of PanAmSat's stockholders, at which PanAmSat's stockholders will consider and vote upon, among other things, a proposal to adopt the Transaction Agreement. In the Merger, each outstanding share of Common Stock (other than shares of Common Stock beneficially owned by The DIRECTV Group, certain equity interests held by certain members of PanAmSat's management who have agreed not to have certain of their equity interests cashed out in the Merger and shares of Common Stock held by stockholders who validly perfect their appraisal rights under Delaware law) will be converted into the right to receive $23.50 in cash, without interest, less any applicable withholding taxes.

        The Transaction Agreement and the Merger have not been approved or disapproved by the SEC or any state securities regulator nor has the SEC or any state securities regulator passed upon the fairness or the merits of the Transaction Agreement or the Merger or upon the accuracy or adequacy of the information contained in this Schedule 13E-3. Any representation to the contrary is unlawful.

        The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

        Information contained in this Schedule 13E-3 concerning PanAmSat and its affiliates (except for information relating to The DIRECTV Group and its affiliates other than PamAmSat and subsidiaries of PamAmSat) has been supplied by PanAmSat, and information concerning The DIRECTV Group and its affiliates (except for information relating to PamAmSat and its subsidiaries), including PAS Merger Sub, HCG, HCSS and HCI, has been supplied by The DIRECTV Group. All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

ITEM 1. Summary Term Sheet.

Regulation M-A
Item 1001

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Questions and Answers About the Annual Meeting and the Merger;" and

    •
    "Proposal 1—Summary Term Sheet."

ITEM 2. Subject Company Information.

Regulation M-A
Item 1002

        (a)   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "Proposal 1—Special Factors—The Parties to the Transaction Agreement—PanAmSat Corporation."

        (b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Information Concerning Voting of Proxies—Record Date;" and

    •
    "Proposal 1—Special Factors—The Parties to the Transaction Agreement—PanAmSat Corporation."

        (c)-(d)  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "Proposal 1—Special Factors—The Parties to the Transaction Agreement—PanAmSat Corporation."

        (e)   None of the Filing Persons has made an underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

        (f)    None of the Filing Persons has purchased any common stock of the Company during the past two years.

ITEM 3. Identity and Background of Filing Persons.

Regulation M-A
Item 1003

        (a)-(c)  PanAmSat

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Proposal 1—Special Factors—The Parties to the Transaction Agreement—PanAmSat Corporation;"

    •
    "Proposal 2—Directors and Nominees;" and

    •
    "Proposal 2—Executive Officers of the Company."

        To the knowledge of PanAmSat, each director and executive officer of PanAmSat is a citizen of the United States of America. During the last five years, neither PanAmSat, nor, to the best of its knowledge, any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

        (a)-(c)  The DIRECTV Entities

        The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

  •
  "Proposal 1—Special Factors—The Parties to the Transaction Agreement—The DIRECTV Group, Inc.;" and

  •
  "Proposal 1—Special Factors—The Parties to the Transaction Agreement—PAS Merger Sub, Inc."

        We refer to The DIRECTV Group, HCG, HCSS, HCI and PAS Merger Sub in this Schedule 13E-3 collectively as the "DIRECTV Entities" and each individually as a "DIRECTV Entity." The business address of the principal office of each DIRECTV Entity and, unless indicated otherwise below, of each of their respective directors and executive officers is 2250 E. Imperial Highway, El Segundo, California 90245, and its telephone number is (310) 964-0808.

        Set forth below is a list of the directors and executive officers of each DIRECTV Entity and, with respect to each person listed, the following information: (i) name; (ii) position(s) with the DIRECTV Entity; (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted; and (iv) material occupations, positions, offices or employment during the past five years, including dates of each, and the name of any corporation or other organization in which the occupation, position, office or employment was carried on.

        To the knowledge of The DIRECTV Group, each director and executive officer listed below is a citizen of the United States of America. During the last five years, neither The DIRECTV Group, nor, to the best of its knowledge, any of the executive officers or directors of any DIRECTV Entity has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

        The DIRECTV Group, Inc.

K. Rupert Murdoch
Mr. Murdoch has served as Chairman of the board of directors of The DIRECTV Group since December 22, 2003. His principal occupation is Chairman of the board of directors of The News Corporation Limited, in which capacity he has served since 1991 and as Executive Director and Chief Executive since 1979. His business address is The News Corporation Limited, 1211 Avenue of Americas, 8th floor, New York, New York 10036. Mr. Murdoch has also been a Director of News Limited, News Corporation's principal subsidiary in Australia, since 1953, a Director of News International Limited, News Corporation's principal subsidiary in the United Kingdom, since 1969 and a Director of News America Incorporated since 1973. Mr. Murdoch has been a Director of Fox Entertainment since 1985, Chairman since 1992 and Chief Executive Officer since 1995. Mr. Murdoch has served as a Director of British Sky Broadcasting plc, or BSkyB, since 1990 and Chairman since 1999. Mr. Murdoch has served as a Director of Gemstar-TV Guide International, Inc. since 2001. Mr. Murdoch has served as a Director of China Netcom (Hong Kong) Limited since 2001.

Neil R. Austrian
Mr. Austrian has served as a Director of The DIRECTV Group and as Chairman of its Nominating Committee since December 22, 2003. Mr. Austrian is currently a private investor. He is also a Director, a member of the Compensation Committee and chairman of the Finance Committee of Office Depot, Inc. He served as President and Chief Operating Officer of the National Football League from 1991 until 1999. Prior to that, Mr. Austrian was a Managing Director of Dillon, Read & Co., Inc. from 1987 until 1991.
Ralph F. Boyd, Jr.
Mr. Boyd has served as a Director of The DIRECTV Group and as a member of its Audit Committee and the Nominating and Corporate Governance Committee since December 22, 2003. His principal occupation, which began on April 1, 2004, is serving as the Executive Vice President and General Counsel of the Federal Home Loan Mortgage Corporation. His business address is Federal Home Loan Mortgage Corporation, 8200 Jones Branch Drive, MS 431, McLean, Virginia 22102. Prior to that, from 2003 through March 31, 2004, Mr. Boyd was a trial and litigation partner in the law firm of Alston & Bird, LLP. Mr. Boyd was an Assistant Attorney General of the United States in the Civil Rights Division of the U.S. Department of Justice from 2001 until 2003 and a trial and litigation partner with Goodwin Procter LLP from 1997 until 2001. Mr. Boyd also served as an Assistant U.S. Attorney in the U.S. Attorney's Office in Boston from 1991 until 1997. Mr. Boyd currently serves as the United States Representative to the United Nations Human Rights Commission's Committee on the Elimination of Racial Discrimination.
Chase Carey
Mr. Carey has served as a Director of The DIRECTV Group and as its President and Chief Executive Officer since December 22, 2003. Mr. Carey has served as an advisor and Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. He has served as Co-Chief Operating Officer of News Corporation from 1996 until 2002. Mr. Carey served as a Director, President and Chief Executive Officer of Sky Global Networks, Inc. from 2001 until 2002. Mr. Carey served as a Director of Fox Entertainment from 1992 until 2002 and served as Co-Chief Operating Officer from 1998 until 2002. He was Chairman and Chief Executive Officer of Fox Television from 1994 until 2000. He was a Director of News America Incorporated until 2002, President and Chief Operating Officer from 1998 until 2002 and Executive Vice President from 1996 to 1998. Mr. Carey served as a Director of NDS Group, Inc. from 1996 until 2002 and a Director of Gemstar-TV Guide International, Inc. from 2000 until 2002. Mr. Carey has been a Director of BSkyB since February 2003. Mr. Carey is a Director and a member of the Audit Committee of Gateway, Inc., Director and member of the Compensation Committee of Yell Finance B.V. and serves on the board of trustees of Colgate University. Mr. Carey has been Chairman of the board of directors of PanAmSat since December 22, 2003.

Peter Chernin
Mr. Chernin has served as a Director of The DIRECTV Group since December 22, 2003. His principal occupation is serving as Executive Director, President and Chief Operating Officer of News Corporation, which he has done since 1996. His business address is The News Corporation Limited, 1211 Avenue of Americas, 8th floor, New York, New York 10036. Mr. Chernin has also been a Director and the President and Chief Operating Officer of Fox Entertainment since 1998. He has been a Director and the Chairman and Chief Executive Officer of News America Incorporated since 1996. Mr. Chernin served as Chairman and Chief Executive Officer of Fox Filmed Entertainment from 1994 to 1996 and in various executive capacities at Fox subsidiaries since 1989. He has served as a Director of Gemstar TV-Guide International, Inc. since 2002 and was a Director of TV Guide, Inc. from 1999 to 2000. He was a Director of E*TRADE Group, Inc. from 1999 to 2003.
James M. Cornelius
Mr. Cornelius has served as a Director of The DIRECTV Group since 2000 and has served as chairman of its Audit Committee since 2003. He served as a member of The DIRECTV Group's Compensation Committee from 2000 to 2003. Mr. Cornelius's principal occupation is serving as the Non-Executive Chairman of the Guidant Corporation board of directors, where he has served as a Director since 1994. His business address is Guidant Corporation, 111 Monument Circle, Indianapolis, Indiana 46204. Previously, he served as Executive Chairman of Guidant Corporation from 1995 until his retirement as an employee in 2000. Mr. Cornelius is also a Director and Chairman of the Audit Committee of Chubb Corporation, a Director and Chairman of the Compensation Committee and a member of the Audit Committee of Given Imaging Ltd.
David F. DeVoe
Mr. DeVoe has served as a Director of The DIRECTV Group since December 22, 2003. His principal occupation is serving as the Chief Financial Officer of News Corporation, which he has done since 1990. He has also served as an Executive Director and Finance Director since 1990 and as Senior Executive Vice President since 1996. His business address is The News Corporation Limited, 1211 Avenue of Americas, 8th Fl., New York, New York 10036. Mr. DeVoe has also been a Director of News America Incorporated since 1991 and Senior Executive Vice President since 1998. Mr. DeVoe has been a Director of Fox Entertainment since 1991 and Senior Executive Vice President and Chief Financial Officer since 1998. He has been a Director of NDS since 1996, a Director of BSkyB since 1994 and a Director of Gemstar-TV Guide International, Inc. since 2001.
Eddy W. Hartenstein
Mr. Hartenstein has served as a Director and Vice Chairman of The DIRECTV Group since December 22, 2003. Previously, he served as Corporate Senior Executive Vice President of The DIRECTV Group, as well as in other management capacities, and as Chairman and Chief Executive Officer of DIRECTV Holdings LLC. Mr. Hartenstein is a member of the board of directors of Thomson S.A., PanAmSat and the Consumer Electronics Association and was Chairman of the Satellite Broadcasting Communications Association.

Charles R. Lee
Mr. Lee has served as a Director and a member of the Compensation Committee and Nominating Committee of The DIRECTV Group since December 22, 2003. From 2000 through March of 2002, Mr. Lee served as Chairman and Co-Chief Executive Officer of Verizon Communications, Inc. He was the non-executive Chairman of the Board of Directors from April 2002 through December 2003. His business address is Verizon Communications, 375 Park Avenue, Suite 2405, New York, New York 10152. Previously, Mr. Lee served as Chairman of the board of directors and Chief Executive Officer of GTE Corporation. Mr. Lee is also a Director of The Procter & Gamble Company, United Technologies Corporation, United States Steel Corporation and Marathon Oil Corporation. He also serves as Chairman of the Audit Committee for United States Steel Corporation and is a member of the Audit Committees of The Proctor & Gamble Company and Marathon Oil Corporation.
Peter A. Lund
Mr. Lund has served as a Director of The DIRECTV Group since 2000 and serves as Chairman of its Compensation Committee and a member of its Audit Committee. Mr. Lund is a private investor and media consultant and currently serves as Chairman of the board of directors of Eos International, Inc. His business address is 888 7th Avenue, 13th Floor, New York, New York 10106. He is also a Director and member of the Audit Committee of Crown Media Holdings, Inc. and a Director and member of the Audit Committee of Emmis Communications Corporation.
John L. Thornton
Mr. Thornton has served as a Director of The DIRECTV Group and as a member of its Compensation Committee since December 22, 2003. Previously, he served as President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. until his retirement in 2003. He continues to serve as a senior advisor to the firm. His business address is 375 Park Avenue, Suite 1002, New York, New York 10152. He has also remained a Director of The Goldman Sachs Foundation. Mr. Thornton joined Goldman Sachs in 1980 and became a partner in 1988. He is also a Director of the Ford Motor Company, Intel Corporation, BSkyB and Pacific Century Group, Inc. In addition, he has been a Professor at Tsinghua University of Beijing since 2003.
Bruce B. Churchill
Mr. Churchill presently serves as the Executive Vice President and Chief Financial Officer of The DIRECTV Group and as President and Chief Executive Officer of DIRECTV Latin America, LLC. His business address is HEC Services Company, 1211 Avenue of the Americas, 8th Floor, New York New York 10036. Previously, Mr. Churchill served as President and Chief Operating Officer of STAR Group Ltd., a position he held beginning in May 2000, and as the Deputy Chief Executive Officer since 1996. Prior to joining STAR Group Ltd., Mr. Churchill served as Senior Vice President, Finance at Fox Television. He is a member of the board of directors of PanAmSat.

Romulo Pontual
Mr. Pontual currently serves as Executive Vice President and Chief Technology Officer of The DIRECTV Group. Prior to joining The DIRECTV Group, Mr. Pontual served as Executive Vice President, Television Platforms at News Corporation since 1996.
Larry D. Hunter
Mr. Hunter currently serves as Executive Vice President, General Counsel and Secretary of The DIRECTV Group. He has served as General Counsel since December 2002 and served as Senior Vice President from June 2001 to January 2004. He was named Associate General Counsel in June 2001 and was named Corporate Vice President in August 1998. Mr. Hunter also served as Chairman and Chief Executive Officer of DIRECTV Japan from 1998 until 2001. Mr. Hunter is a member of the board of directors of PanAmSat.
Patrick T. Doyle
Mr. Doyle currently serves as Senior Vice President, Treasurer, Controller and Chief Accounting Officer of The DIRECTV Group. He was appointed Corporate Vice President and Controller in July 2000 and Treasurer in June 2001. Previously, Mr. Doyle served as Vice President, Taxes from October 1996 to July 2000 and was given the additional responsibility of Corporate Development in June 1997. Mr. Doyle is a certified public accountant and a member of the Tax Executive Institute. He is a member of the board of directors of PanAmSat.
Mitchell Stern
Mr. Stern currently serves as the President and Chief Executive Officer of DIRECTV Holdings LLC. Previously, Mr. Stern was Chairman and Chief Executive Officer of Fox Television Stations, Inc., and Twentieth Television from 1998 to December 2003 and President and Chief Operating Officer of the Fox Television Stations from 1993 to 1998.
Hughes Communications Galaxy, Inc.
Chase Carey
Mr. Carey currently serves as a Director of HCG and as its President. He serves as a Director of The DIRECTV Group and as its President and Chief Executive Officer. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Carey.
Eddy W. Hartenstein
Mr. Hartenstein currently serves as Vice Chairman of HCG. He serves as a Director and Vice Chairman of The DIRECTV Group. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Hartenstein.
Patrick T. Doyle
Mr. Doyle currently serves as Senior Vice President, Treasurer and Controller of HCG. He serves as Senior Vice President, Treasurer, Controller and Chief Accounting Officer of The DIRECTV Group. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Doyle.
Larry D. Hunter
Mr. Hunter currently serves as Senior Vice President and General Counsel of HCG. He serves as Executive Vice President, General Counsel and Secretary of The DIRECTV Group. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Hunter.

Janet Williamson
Ms. Williamson currently serves as Secretary of HCG. She is the Director of Corporate Affairs and Assistant Secretary of The DIRECTV Group and serves as secretary to its Nominating and Corporate Governance Committee. Ms. Williamson joined The DIRECTV Group in 1978, holding several administrative positions within the corporate legal department. In 1997, she was elected Secretary, reporting to the Chairman of the board, and the General Counsel. In March, 2004, she was appointed Director of Corporate Affairs and Assistant Secretary.
Hughes Communications, Inc.
Chase Carey
Mr. Carey currently serves as a Director of HCI and as its President. He serves as a Director of The DIRECTV Group and as its President and Chief Executive Officer. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Carey.
Eddy W. Hartenstein
Mr. Hartenstein currently serves as Vice Chairman of HCI. He serves as a Director and Vice Chairman of The DIRECTV Group. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Hartenstein.
Patrick T. Doyle
Mr. Doyle currently serves as Senior Vice President, Treasurer, and Controller of HCI. He serves as Senior Vice President, Treasurer, and Controller and Chief Accounting Officer of The DIRECTV Group. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Doyle.
Larry D. Hunter
Mr. Hunter currently serves as Senior Vice President and General Counsel of HCI. He serves as Executive Vice President, General Counsel and Secretary of The DIRECTV Group, Inc. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Hunter.
Janet Williamson
Ms. Williamson currently serves as Secretary of HCI. She is the Director of Corporate Affairs and Assistant Secretary of The DIRECTV Group, Inc. Please see "—Hughes Communications Galaxy, Inc." above for additional biographical information for Ms. Williamson.
Hughes Communications Satellite Services, Inc.
Chase Carey
Mr. Carey currently serves as a Director of HCSS and as its President. He serves as a Director of The DIRECTV Group and as its President and Chief Executive Officer. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Carey.
Eddy W. Hartenstein
Mr. Hartenstein currently serves as Vice Chairman of HCSS. He serves as a Director and Vice Chairman of The DIRECTV Group. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Hartenstein.
Patrick T. Doyle
Mr. Doyle currently serves as Senior Vice President, Treasurer, and Controller of HCSS. He serves as Senior Vice President, Treasurer, and Controller and Chief Accounting Officer of The DIRECTV Group. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Doyle.

Larry D. Hunter
Mr. Hunter currently serves as Senior Vice President and General Counsel of HCSS. He serves as Executive Vice President, General Counsel and Secretary of The DIRECTV Group. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Hunter.
Janet Williamson
Ms. Williamson currently serves as Secretary of HCSS. She is the Director of Corporate Affairs and Assistant Secretary of The DIRECTV Group. Please see "—Hughes Communications Galaxy, Inc." above for additional biographical information for Ms. Williamson.
PAS Merger Sub, Inc.
Larry D. Hunter
Mr. Hunter currently serves as the sole Director of PAS Merger Sub and as its Executive Vice President, General Counsel and Secretary. He serves as Executive Vice President, General Counsel and Secretary of The DIRECTV Group. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Hunter.
Chase Carey
Mr. Carey currently serves as President of PAS Merger Sub. He serves as a Director of The DIRECTV Group and as its President and Chief Executive Officer. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Carey.
Bruce B. Churchill
Mr. Churchill currently serves as the Executive Vice President and Chief Financial Officer of PAS Merger Sub. He also serves as the Executive Vice President and Chief Financial Officer of The DIRECTV Group and as President and Chief Executive Officer of DIRECTV Latin America, LLC. His business address is HEC Services Company, 1211 Avenue of the Americas, 8th Floor, New York New York 10036. Please see "—The DIRECTV Group, Inc." above for additional biographical information for Mr. Churchill.

ITEM 4.    Terms of the Transaction.

Regulation M-A
Item 1004

        (a)(1)    Not applicable.

        (a)(2)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      "Questions and Answers About the Annual Meeting and the Merger;"

      •
      "Information Concerning Voting of Proxies—Voting;"

      •
      "Proposal 1—Special Factors—Purpose and Structure;"

      •
      "Proposal 1—Special Factors—Reasons for the Transactions;"

      •
      "Proposal 1—Terms of the Transaction Agreement and the Merger;"

      •
      "Proposal 1—Interests of The DIRECTV Group, Directors and Executive Officers;"

      •
      "Proposal 1—Special Factors—Effects of the Merger; Plans or Proposals After the Merger;"

      •
      "Proposal 1—Material U.S. Federal Income Tax Consequences of the Merger;" and

      •
      "Proposal 1—Appraisal Rights of Stockholders."

  (c)
  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Proposal 1—Terms of the Transaction Agreement and the Merger;"

    •
    "Proposal 1—Interests of The DIRECTV Group, Directors and Executive Officers;" and

    •
    "Proposal 1—Special Factors—Effects of the Merger; Plans or Proposals After the Merger."

  (d)
  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Proposal 1—Appraisal Rights of Stockholders;" and

    •
    "Section 262 of the Delaware General Corporation Law," incorporated as Appendix B thereto.

  (e)
  The information set forth in the Proxy Statement under the caption "Miscellaneous" is incorporated herein by reference. In connection with the execution of the Transaction Agreement, no Filing Person made any provision to either grant PanAmSat's unaffiliated stockholders access to any of PanAmSat's corporate files or the corporate files of any DIRECTV Entity or to obtain counsel or appraisal services for PanAmSat's unaffiliated stockholders at the expense of PanAmSat or any DIRECTV Entity.

  (f)
  Not applicable.

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

  (a)-(c), (e)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      "Proposal 1—Special Factors—Background of the Merger;"

      •
      "Proposal 1—Material Transactions Between PanAmSat and The DIRECTV Group and News Corporation;"

      •
      "Proposal 1—Interests of The DIRECTV Group, Directors and Executive Officers;" and

      •
      "Proposal 2—Employment Contracts and Termination of Employment and Change-in-Control Arrangements."

ITEM 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

  (b)-(c)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      "Proposal 1—Terms of the Transaction Agreement and the Merger;"

      •
      "Proposal 1—Special Factors—Effects of the Merger; Plans or Proposals After the Merger;" and

      •
      "Proposal 1—Special Factors—Purpose and Structure."

ITEM 7.    Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

  (a)
  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Proposal 1—Special Factors—Purpose and Structure;"

    •
    "Proposal 1—Special Factors—Reasons for the Transactions;"

    •
    "Proposal 1—Special Factors—Background of the Merger;" and

    •
    "Proposal 1—Special Factors—Effects of the Merger; Plans or Proposals After the Merger."

  (b)
  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "Proposal 1—Special Factors—Background of the Merger."

  (c)
  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Proposal 1—Special Factors—Purpose and Structure;"

    •
    "Proposal 1—Special Factors—Reasons for the Transactions;" and

    •
    "Proposal 1—Special Factors—Background of the Merger."

  (d)
  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Proposal 1—Special Factors—Purpose and Structure;"

    •
    "Proposal 1—Special Factors—Effects of the Merger; Plans or Proposals After the Merger;" and

    •
    "Proposal 1—Material U.S. Federal Income Tax Consequences of the Merger."

ITEM 8.    Fairness of the Transaction.

Regulation M-A
Item 1014

  (a)-(b)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      "Proposal 1—Special Factors—The Position of Our Board of Directors as to the Fairness of the Merger;"

      •
      "Proposal 1—Special Factors—Fairness Opinion of Evercore Group, Inc.;" and

      •
      "Proposal 1—Special Factors—The Position of the DIRECTV Entities as to the Fairness of the Merger."

  (c)
  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Information Concerning Voting of Proxies;" and

    •
    "Questions and Answers About the Annual Meeting and the Merger."

  (d)-(e)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      "Proposal 1—Special Factors—The Position of Our Board of Directors as to the Fairness of the Merger;" and

      •
      "Proposal 1—Special Factors—The Position of the DIRECTV Entities as to the Fairness of the Merger."

  (f)
  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Proposal 1—Special Factors—Background of the Merger;"

    •
    "Proposal 1—Special Factors—The Position of Our Board of Directors as to the Fairness of the Merger;"

    •
    "Proposal 1—Special Factors—Fairness Opinion of Evercore Group, Inc.;" and

    •
    "Proposal 1—Special Factors—The Position of the DIRECTV Entities as to the Fairness of the Merger."

ITEM 9.    Reports, Opinions, Appraisals and Negotiations.

Regulation M-A
Item 1015

  (a)-(c)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      "Proposal 1—Special Factors—Fairness Opinion of Evercore Group, Inc.;" and

      •
      "Proposal 1—Special Factors—Opinion of The DIRECTV Group's Financial Advisor."

ITEM 10.    Source and Amount of Funds or Other Consideration.

Regulation M-A
Item 1007

  (a) and (d)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      "Proposal 1—Special Factors—Background of the Merger;"

      •
      "Proposal 1—Terms of the Transaction Agreement and the Merger;" and

      •
      "Proposal 1—Financing of the Merger."

  (b)
  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "Proposal 1—Terms of the Transaction Agreement and the Merger;" and

    •
    "Proposal 1—Financing of the Merger."

  (c)
  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "Proposal 1—Fees and Expenses."

ITEM 11.    Interest in Securities of the Subject Company.

Regulation M-A
Item 1008

  (a)
  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Proposal 1—Special Factors—The Parties to the Transaction Agreement;"

    •
    "Proposal 1—Interests of The DIRECTV Group, Directors and Executive Officers;" and

    •
    "Proposal 2—Security Ownership of Certain Beneficial Owners and Management."

  (b)
  Except as set forth in the Transaction Agreement, no Filing Person has consummated any transaction in PanAmSat's securities during the past 60 days.

ITEM 12. The Solicitation or Recommendation.

Regulation M-A
Item 1012

  (d)-(e)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      "Proposal 1—Special Factors—Background of the Merger;"

      •
      "Proposal 1—Special Factors—The Position of Our Board of Directors as to the Fairness of the Merger;" and

      •
      "Proposal 1—Special Factors—The Position of the DIRECTV Entities as to the Fairness of the Merger."

ITEM 13.    Financial Statements.

Regulation M-A
Item 1010

  (a)
  The information set forth in the Proxy Statement under the caption "Proposal 1—Historical Consolidated Financial Data" is incorporated herein by reference.

  (b)
  Not applicable.

ITEM 14.    Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

  (a)-(b)    The information set forth in the Proxy Statement under the caption "Miscellaneous" is incorporated herein by reference.

  None of the Filing Persons intends to employ or retain any other individual or entity to solicit proxies.

ITEM 15. Additional Information.

Regulation M-A
Item 1011

  (b)
  The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. Exhibits.

Regulation M-A
Item 1016

(a)(1)	Definitive proxy statement of PanAmSat Corporation on Schedule 14A, filed with the SEC on July 22, 2004 (incorporated by reference to the Proxy Statement).
(a)(2)	Form of proxy card (incorporated by reference to the Proxy Statement).
*(b)
Commitment Letter, dated May 7, 2004, from Citicorp North America, Inc., Citigroup Global Markets Inc., Credit Suisse First Boston, Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc. and Lehman Commercial Paper Inc. to Constellation, LLC.
(c)(1)	Fairness Opinion of Evercore Group, Inc., dated April 19, 2004, delivered to the special committee of PanAmSat's board of directors (incorporated by reference to Appendix C of the Proxy Statement).
*(c)(2)	Materials presented by Evercore Group, Inc. to the special committee of PanAmSat's board of directors on April 19, 2004.
(c)(3)	Opinion of Credit Suisse First Boston LLC, dated April 20, 2004, delivered to The DIRECTV Group (incorporated by reference to Appendix D to the Proxy Statement).
(d)(1)	Transaction Agreement, dated as of April 20, 2004, by and among Constellation, LLC, PanAmSat, The DIRECTV Group and PAS Merger Sub (incorporated by reference to Appendix A of the Proxy Statement).
(d)(2)
Voting Agreement, dated as of April 20, 2004, between Constellation, LLC, The DIRECTV Group, HCI, HCG and HCSS (incorporated by reference to Exhibit 2 to The DIRECTV Group's Schedule 13D/A filed April 22, 2004).
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix B of the Proxy Statement).
(g)	Not applicable.

*
Previously filed.

        After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2004
PANAMSAT CORPORATION
	By:	/s/ JAMES W. CUMINALE Name: James W. Cuminale Title: Executive Vice President, Corporate Development, General Counsel and Secretary
THE DIRECTV GROUP, INC.
	By:	/s/ LARRY D. HUNTER Name: Larry D. Hunter Title: Executive Vice President, General Counsel and Secretary
PAS MERGER SUB, INC.
	By:	/s/ LARRY D. HUNTER Name: Larry D. Hunter Title: Executive Vice President, General Counsel and Secretary
HUGHES COMMUNICATIONS, INC.
	By:	/s/ LARRY D. HUNTER Name: Larry D. Hunter Title: Senior Vice President and General Counsel
HUGHES COMMUNICATIONS GALAXY, INC.
	By:	/s/ LARRY D. HUNTER Name: Larry D. Hunter Title: Senior Vice President and General Counsel
HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
	By:	/s/ LARRY D. HUNTER Name: Larry D. Hunter Title: Senior Vice President and General Counsel

Exhibit Index

Exhibit No.	Description of Exhibit
(a)(1)	Definitive proxy statement of PanAmSat Corporation ("PanAmSat") on Schedule 14A, filed with the Securities and Exchange Commission ("SEC") on July 22, 2004 (the "Proxy Statement") (incorporated by reference to the Proxy Statement).
(a)(2)	Form of proxy card (incorporated by reference to the Proxy Statement).
*(b)
Commitment Letter, dated May 7, 2004, from Citicorp North America, Inc., Citigroup Global Markets Inc., Credit Suisse First Boston, Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc. and Lehman Commercial Paper Inc. to Constellation, LLC.
(c)(1)	Fairness Opinion of Evercore Group, Inc., dated April 19, 2004, delivered to the special committee of PanAmSat's board of directors (incorporated by reference to Appendix C of the Proxy Statement).
*(c)(2)	Materials presented by Evercore Group, Inc. to the special committee of PanAmSat's board of directors on April 19, 2004.
(c)(3)	Opinion of Credit Suisse First Boston LLC, dated April 20, 2004, delivered to The DIRECTV Group, Inc. (incorporated by reference to Appendix D to the Proxy Statement).
(d)(1)
Transaction Agreement, dated as of April 20, 2004, by and among Constellation, LLC, PanAmSat, The DIRECTV Group, Inc. and PAS Merger Sub, Inc. (incorporated by reference to Appendix A of the Proxy Statement).
(d)(2)
Voting Agreement, dated as of April 20, 2004, between Constellation, LLC, The DIRECTV Group, Inc., Hughes Communications, Inc., Hughes Communications Galaxy, Inc. and Hughes Communications Satellite Services, Inc. (incorporated by reference to Exhibit 2 to The DIRECTV Group, Inc.'s Schedule 13D/A filed April 22, 2004).
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix B of the Proxy Statement).

*
Previously filed.

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TABLE OF CONTENTS
INTRODUCTION
  ITEM 1. Summary Term Sheet.
  ITEM 2. Subject Company Information.
  ITEM 3. Identity and Background of Filing Persons.
  ITEM 15. Additional Information.
  ITEM 16. Exhibits.
Exhibit Index